SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

EXPLANATORY NOTE

This Form 6-K/A is being filed solely to replace the Company’s Report on Form 6-K originally filed on September 20, 2010 (the “Original 6-K”). The Company is replacing the Original 6-K with this report on Form 6-K/A in order to conform the Company’s filing under cover of Form 6-K to the press release distributed in English by the Company on September 17, 2010 entitled “Increase in Maximum Size of Additional Lot of Shares for Petrobras’ Global Offering under Brazilian Law.”

This Amended Report on Form 6-K/A is incorporated by reference in the Registration Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Increase in Maximum Size of Additional Lot of Shares for Petrobras’ Global Offering under Brazilian Law

Rio de Janeiro, September 17, 2010 – Petróleo Brasileiro S.A. – Petrobras today announces that, pursuant to Brazilian law, Petrobras’ board of directors has approved an increase in the maximum number of common shares and preferred shares (collectively, the “Shares”), including Shares in the form of American Depositary Shares (“ADSs”), that may be issued by the Company in addition to the Shares initially offered in its public equity offering in Brazil (the “Brazilian Offering”) and outside of Brazil (the ”International Offering” and, together with the Brazilian Offering, the “Global Offering”) (the “Additional Lot”).

As a result, the maximum size of the Additional Lot under Brazilian law has been increased from up to 10% to up to 20% of the Shares initially offered in the Global Offering.

Investing in our Shares and ADSs involves risks. See the section entitled “Risk Factors” in the Preliminary Prospectus Supplement filed with the U.S. Securities and Exchange Commission (the “SEC”).

This announcement is not an offer of Petrobras shares. Petrobras shares may not be offered or sold in the United States absent registration or an exemption from registration.  Petrobras has registered the offering in the United States. The public offering of Petrobras shares is being made by means of a prospectus filed with the SEC containing detailed information about Petrobras and the offering.

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.